(AIG Letterhead)
June 3, 2011
VIA EDGAR CORRESPONDENCE
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed May 5, 2011 File No. 001-8787
Dear Mr. Rosenberg:
          We are in receipt of your letter dated May 20, 2011 with respect to American International Group, Inc.’s (“AIG”) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 (“Form 10-Q”). This letter sets forth AIG’s response to the Staff’s comment contained in your letter.
          AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 10-Q is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 10-Q and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
          We have repeated your comment below to facilitate your review.
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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investments, page 141
1.	Please refer to the table on the top of page 142 showing credit ratings of your fixed maturity investments. You state in the second paragraph preceding this table that your investment decision process relies primarily on internally generated fundamental analysis and internal risk ratings and that third party rating services’ ratings and opinions provide one source of independent perspective for consideration in the internal analysis. Please summarize for us the investments for which you performed this analysis and the procedures you performed. Also, where this analysis resulted in you concluding that the rating assigned by the third party credit rating agency at December 31, 2010 was significantly different, provide us the

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Securities and Exchange Commission
fair value and amortized cost of those investments, as well as how and why your conclusion differed.
AIG Response
          The credit ratings table on the top of page 142 of the Form 10-Q reflects (a) the ratings on AIG’s fixed maturity investments by one or more of the major rating agencies in a defined hierarchy (approximately $256.2 billion or over 99 percent of total securities) or (b) AIG’s equivalent internal ratings where the investments have not been rated by any of the major rating agencies (approximately $1.1 billion at March 31, 2011). The “Non-rated” category in the table consists of fixed maturity investments that have not been rated by any of the major rating agencies or by AIG, and represents primarily AIG’s interest in Maiden Lane III (fair value of $7.1 billion at March 31, 2011).
          AIG’s investment credit research and risk management professionals assign internal credit ratings to substantially all issuers of non-securitized domestic and foreign fixed maturity securities held in its investment portfolios. AIG uses a number-based (i.e., 1 through 10) rating system that calibrates directly to the letter grade rating system used by the major rating agencies. AIG generally bases its internal credit ratings on the issuer of the security, not on the security itself. Those ratings may differ on occasion from the ratings of the principal rating agencies, not unlike the rating agencies differing among themselves as to the same issuer or security rating. Securitized fixed maturity investments are also carefully analyzed by AIG’s investment credit research staff during and after the investment decision process, but are not assigned explicit number-based ratings. Fair values of the securities are neither based on nor affected by AIG’s internal credit ratings.
          AIG bases its internal ratings on an in-depth fundamental credit analysis of the issuer’s financial disclosures and a large number of factors that influence our assessment of whether the probability that the issuer will default over the lifetime of the security is high or low. The procedures we perform and factors we consider include our review and analysis of the issuer’s business outlook; the outlook for its industry and country or countries of its major operations; its market share; the quality and performance of its management team; its cost competitiveness; its cash flow generation capacity relative to its level of indebtedness; its financial policies, such as dividend and stock repurchase plans; its liquidity profile; and a variety of other considerations and financial metrics.
          AIG’s internal ratings of issuers are generally not significantly different from the issuer ratings of all three rating agencies. Differences arise only when our assessment of default risk may be significantly higher or lower than the major rating agencies based on our review of the issuer’s profile as conducted by our investment research and/or risk management professionals. The table below shows the amounts of these differences (defined as one full rating grade or more) in absolute and relative terms based on both fair value and amortized cost at March 31, 2011. Note that these differences often arise from the fact that AIG’s internal ratings are generally ratings of the issuer at the senior unsecured level, while the rating table reflects issue ratings (by the major rating agencies), which can be different depending on the issue’s ranking in the capital structure of the issuer (higher or lower than senior unsecured) or whether the issue benefits from additional credit enhancement.
          As shown in the table, AIG has assigned internal issuer ratings lower than those of the rating agencies for approximately $20.1 billion (8 percent) of the rated securities. AIG believes that the primary reason for the lower ratings was a more conservative judgment of the creditworthiness of the issuer than those rendered by the major rating agencies. On the other hand, AIG assigned higher internal ratings for approximately $9.5 billion (4 percent) of securities. One of the principal reasons for those higher ratings, as mentioned above, is that AIG’s internal ratings are generally the ratings of the issuer at the senior unsecured level and not at the issue level; however, AIG holds subordinated debt issues of some of those

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Securities and Exchange Commission
issuers, and those issues are often rated by the major rating agencies at levels lower than ratings of the senior unsecured issuers based on their relative position in the capital structure and not necessarily due to credit concerns. For example, a major international bank is rated AA at the senior unsecured level by both the major rating agencies and AIG. However, its subordinated debt issues held by AIG and represented on the table on p. 142 are rated a full grade lower at the single A level by one or more of the major rating agencies.
Fixed Maturity Investments at Fair Value and Amortized Cost
Recap of Ratings Differences

USD Millions (As of March 31,
2011)	Internal Rating						Total Fixed
Rating Category per Form							Maturity	Percent
10-Q (1)	AAA	AA	A	BBB	BIG	Total	Investments	of Total
AAA	$—	$62	$1,123	$114	$—	$1,299	$65,163	2%
AA	—	—	6,314	838	6	7,158	56,990	13%
A	23	5,255	—	10,941	—	16,219	55,866	29%
BBB	4	954	1,926	—	744	3,628	60,155	6%
Below investment grade (BIG)	—	245	411	703	—	1,359	19,105	7%

Total — all rating differences (2)	27	6,516	9,774	12,596	750	29,663	257,279	12%
Non-rated securities (3)	—	—	—	—	—	—	8,345	—
Total — fair value	$27	$6,516	$9,774	$12,596	$750	$29,663	$265,624	11%

Total — amortized cost	$21	$5,974	$9,434	$11,913	$698	$28,040	$258,831 (4)	11%

Notes:

(1)	$1,125 (0.4 percent) is based on internal ratings because no agency rating exists.

(2)	At March 31, 2011, AIG Analyst Risk Ratings were lower than the rating agency equivalent 8 percent of the time and higher 4 percent of the time.

(3)	Securities for which neither rating agencies nor AIG provided a rating, primarily AIG’s interest in ML III of $7,055.

(4)	Includes $27,309 trading securities at fair value.
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          If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President
and Deputy General Counsel